Exhibit 4.42

NVN-79745

BLM WINNEMUCCA FIELD OFFICE
GEOTHERMAL LEASE STIPULATIONS

Noncompetitive areas and all Known Geothermal Resource Areas (KGRA) will be open to geothermal leasing with the following restrictions:

Sage grouse: The following stipulations apply to protect sage grouse and their habitat. Known habitat is defined as those areas where sage grouse have been observed. Potential habitat is an areas where sage grouse may occur. Known Breeding habitat and Leks: February through June, but may vary on site specific basis. Avoid all activity within 3.3 km. (2 miles) of known leks during the mating season - March through May, or as determined by Field Office and Wildlife Personnel. No surface occupancy within 3.3 km (2 miles) of known leks at all times. Nesting Habitat and Brood-rearing habitats: (April through August per Interim NV Guidelines) and Winter Habitats: (October through March). Known Habitat: Avoid all development or exploration activities within 3.3 km (2 miles) or other appropriate distance based on site-specific conditions, of leks, or within 1 km. (0.6 mi.) of known nesting, brood-rearing and winter habitat. Potential Habitat: Avoid permanent occupancy of potential habitat.

General Sage Grouse Stipulations: Prior to entry on any lease areas which include known or potential habitat, the lessee (operator) shall contact the appropriate BLM Field Office to discuss any proposed activities.

Controlled Or Limited Surface Use: (avoidance and/or required mitigation measures to be developed) Are applicable for all leases proposed in areas of crucial deer, antelope, and big horn sheep habitat during migration and critical fawning and kidding areas.

Other Biota: Prior to site development, a survey for invertebrates will be conducted on areas where geothermal surface expressions occur.

Threatened, Endangered or Sensitive Species:

No surface occupancy: No surface occupancy within 1 mile of occupied or identified potential Lahontan Cutthroat Trout (LCT) habitat.

Controlled Or Limited Surface Use: (avoidance and/or mitigation measures to be developed) The lease area may now or hereafter contain plants, animals, or their habitats determined to be threatened, endangered, or other special status species. BLM may recommend modifications to exploration and development proposals to further its conservation and management objective to avoid BLM-approved activity that will contribute to a need to list such a species or their habitat. BLM may require modifications to or disapprove proposed activity that is likely to result in jeopardy to the continued existence of a proposed or listed threatened or endangered species or result in the destruction or adverse modifications of a designated or proposed critical habitat. BLM will not approve any ground-disturbing activity that may affect any such species or critical habitat until it completes its obligations under applicable requirements of the Endangered Species Act, 16 U.S.C. 1531, as amended, including completion of any required procedure for conference or consultation.

Wild Horse and Burros:

Controlled or Limited Surface Use: (avoidance and/or mitigation measures to be developed.) If wild horse or burro populations are located on sites proposed for development, it may be necessary to avoid or develop mitigation measures to reduce adverse impacts to horses. These measures may include providing alternative water sources for horses of equal quality and quantity.

Migratory Birds: Surface disturbing activities during the migratory bird nesting season (March to July) may be restricted in order to avoid potential violation of the Migratory Bird Act. Appropriate inventories of migratory birds shall be conducted during analysis of actual site development. If active nests are located, the proponent shall coordinate with BLM to establish appropriate protection measures for the nesting sites which may include avoidance or restricting or excluding development during certain areas to times when nests and nesting birds will not be disturbed. During development and production phases, if artificial ponds potentially detrimental to migratory birds are created, these shall be fitted with exclusion devices such as netting or floating balls.

Vegetation

Controlled Or Limited Surface Use: (avoidance and/or mitigation measures to be developed). .All areas of exploration and or development disturbance will be reclaimed including re-contouring disturbed areas to blend with the surrounding topography and using appropriate methods to seed with a diverse perennial seed mix. The seed mix used to reclaim disturbed areas would be "certified" weed free.

Riparian Areas: No surface occupancy within 650 feet (horizontal measurement) of any surface water bodies, riparian areas, wetlands, playas or 100-year floodplains to protect the integrity of these resources (as indicated by the presence of riparian vegetation and not actual water). Exceptions to this restriction may be considered on a case-by-case basis if the BLM determines at least one of the following conditions apply: 1) additional development is proposed in an area where current development has shown no adverse impacts, 2) suitable off-site mitigation will be provided if habitat loss is expected, or 3) BLM determines development proposed under any plan of operations ensures adequate protection of the resources.

Noxious Weeds: During all phases of exploration and development, the lessee shall maintain a noxious weed control program consisting of monitoring and eradication for species listed on the Nevada Designated Noxious Weed List (NRS 555.010).

Cultural Resources

No surface occupancy: No surface occupancy within the setting of National Register eligible sites where integrity of setting is critical to their eligibility.

Controlled Or Limited Surface Use: (avoidance and/or mitigation measures to be developed). All surface disturbing activities proposed after issuance of the lease are subject to compliance with Section 106 of the National Historic Protection Act (NHPA) and it's implementation through the protocol between the BLM Nevada State Director and the Nevada State Historic Preservation Officer.

Native American

No surface occupancy: No surface occupancy within the setting of National Register eligible Traditional Cultural Properties (TCPs) where integrity of the setting is critical to their eligibility. For development and production phases, surface occupancy may be limited to a specific distance or precluded at hot springs, pending conclusion of the Native American consultation process. All development activities proposed under the authority of this lease are subject to the requirement for Native American consultation prior to BLM authorizing the activity. Depending on the nature of the lease developments being proposed and the resources of concerns to tribes potentially effected, Native American consultation and resulting mitigation measures to avoid significant impacts may extend time frames for processing authorizations for development activities, as well as, change in the ways in which developments are implemented.

Paleontological Resources

Where significant paleontological resources are identified, mitigating measures such as data recovery, restrictions on development, and deletion of some areas from development may be required on a case by case basis.

Water Resources

As exploration and development activities commence, the operator shall institute a hydrologic monitoring program. The details of the monitoring programs will be site specific and the intensity shall be commensurate with the level of exploration. For example, if the proponent will be conducting seismic studies the monitoring would be limited to the identification of water resources to be monitored as activities continue; if a drilling program were to be undertaken the number of aquifers encountered, their properties, their quality, and their saturated thickness would be documented. The information collected will be submitted to the Bureau of Land Management and will be used to support future NEPA documentation as development progresses. Adverse impacts to surface expressions of the geothermal reservoir (hot springs), and Threatened and Endangered Species habitat are not acceptable. The lessee will monitor the quality, quantity, and temperature of any hot springs or other water resource within the project area whenever they are conducting activities which have the potential to impact those resources. If adverse impacts do occur, BLM will require the lessee to take corrective action to mitigate the impact. Corrective action may include shutting down the operation. These are in addition to the other stipulations. These are LEASE stipulations, not operational, the information gathered under the monitoring stipulation will be used to identify future impacts at the operational stage.

Lands & Realty

No drilling, including exploration or development activities within linear Rights-of-Way

Hazardous Materials

Prior to exploration and development, an emergency response plan will be developed to include contingencies for hazardous material spills and disposal.

/s/ Kim Niggeman	Feb 21, 2006
Signature of Lessee	Date

“Agent for Nevada Geothermal Power Company”